Michael H. Mitchell Partner	1717 Rhode Island Ave, N.W Washington, D.C. 20036.

T 202.478.6446 F 202.478.6447 mitchell_DC@chapman.com

December 29, 2015

Mr. Arthur C. Sandel, Esq.

Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Capital One Funding, LLC

Capital One Master Trust

Capital One Multi-asset Execution Trust

Registration Statement on Form SF-3

File Nos. 333-206860, 333-206860-01 and 333-206860-02

Dear Mr. Sandel:

In connection with your review of the above-referenced Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to file Pre-Effective Amendment No. 2 to the Registration Statement on behalf of Capital One Funding, LLC (the “Registrant”), as transferor to Capital One Multi-asset Execution Trust and Capital One Master Trust. We have reviewed the additional comment issued orally by the staff (the “Staff”) of the Securities and Exchange Commission on November 30, 2015 relating to Pre-Effective Amendment No. 1 to the Registration Statement, which was filed on November 13, 2015. The Registrant’s response to the Staff’s comment is set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of the Staff’s comment is included below in bold-face font, followed by the Registrant’s response.

Chicago    New York    Salt Lake City    San Francisco    Washington, DC

Mr. Arthur C. Sandel, Esq.

December 29, 2015

Dispute Resolution, page 135

Comment 1. We note your disclosure on page 137 that final determination of the arbitrator is “final and non-appealable” and “by selecting arbitration, the requesting party is giving up the right to sue in court, including the right to a trial by jury.” This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (the Commission declining to adopt commenters’ suggestions on binding arbitration “[b]ecause we believe that investors should have access to all options available to resolve a dispute”). Please revise the registration statement or advise.

Response 1. We have revised the form of prospectus to indicate that nonbinding arbitration is itself a form of mediation and is, therefore, a resolution method available to the party submitting a repurchase request.

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Mr. Arthur C. Sandel, Esq.

December 29, 2015

The Registrant hopes the Staff will find the above response and Pre-Effective Amendment No. 2 to the Registration Statement filed through the EDGAR system responsive to its comment. If you have any questions concerning this response, please do not hesitate to contact any of the following individuals.

Christy Freer Capital One Financial Corporation 1680 Capital One Drive McLean, VA 22102 703-760-2405 christy.freer@capitalone.com	Eric Bauder Capital One Financial Corporation 1680 Capital One Drive McLean, VA 22102 703-720-3148 eric.bauder@capitalone.com	Michael Mitchell Chapman and Cutler LLP 1717 Rhode Island Ave, NW Washington, DC 20036 202-478-6446 mitchell_DC@chapman.com

Sincerely,

/s/ Michael H. Mitchell

Michael H. Mitchell

cc:	Michelle Stasny, Esq.

Securities and Exchange Commission

cc:	Christy Freer, Esq.

Capital One Financial Corporation

cc:	Eric Bauder

Capital One Financial Corporation

cc:	Cory Barry, Esq.

Chapman and Cutler LLP